SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                 Schedule 14D-9
                   Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                 Amendment No. 1


                               Pierre Foods, Inc.
                        --------------------------------
                            (Name of Subject Company)


                               Pierre Foods, Inc.
                        --------------------------------
                       (Name of Persons Filing Statement)


                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                   720830 10 8
                          ----------------------------
                      (CUSIP Number of Class of Securities)


                                Pamela M. Witters
                            Chief Financial Officer,
                             Secretary and Treasurer
                               Pierre Foods, Inc.
                               9990 Princeton Road
                             Cincinnati, Ohio 45246
                                 (513) 874-8741
                          -----------------------------
                 (Name, address and telephone numbers of person
                 authorized to receive notice and communications
                   on behalf of the persons filing statement)


                                    Copy to:

                             Patrick Daugherty, Esq.
                                 Foley & Lardner
                            150 West Jefferson Avenue
                                   Suite 1000
                             Detroit, Michigan 48226
                                 (313) 963-6200



|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                 BOBBY G. HOLMAN
                                 4090 GOLF DRIVE
                                CONOVER, NC 28613

                                 August 21, 2001

By Fax: 212.558.3588

William E. Simon & Sons, L.L.C.
Attention: Mr. Erik M. W. Caspersen

Triton Partners
Attention: Mr. Daniel J. Arbess

c/o Sullivan & Cromwell
125 Broad Street
New York, NY 10004
Attention: David M. Kies, Esq.

Re:      Pierre Foods, Inc.

Gentlemen:

I am writing to you in my capacity as Chairman of the Special Committee of the Board of Directors of Pierre Foods, Inc.

In your letter of July 18, 2001, proposing a transaction with Pierre Foods, you stated: "We have taken measures to ensure that a majority in interest of the Noteholders will authorize the execution of a supplemental indenture governing the Notes (a `Supplemental Indenture') which will exempt this proposed transaction from the Change in Control provisions of Section 4.14 of the Indenture governing the Notes or the authorization of any other Supplemental Indenture that may otherwise be necessary or appropriate to effect this transaction."

On July 23rd, in the course of confirming a meeting with you, our counsel wrote to your counsel as follows: "Your clients should be prepared to present the terms and conditions of their offer in full detail. The Special Committee will naturally expect to see, among other things, the form of Supplemental Indenture mentioned in the July 18th letter, as well as written confirmation of the assertion that a majority in interest of the Noteholders will authorize execution of the Supplemental Indenture."

You did not bring a form of Supplemental Indenture or written confirmation of your authority to speak for the majority Noteholders to your July 27th meeting with the Special Committee. The minutes of that meeting do reflect reiterations of your assertion of authority. Mr. Caspersen represented that you had entered into "an arrangement" whereby the majority Noteholders would




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


support your proposed transaction. Mr. Arbess claimed that you had "a commit-ment" from approximately two-thirds of the Noteholders.

On August 16, through counsel, we asked for proof of this "arrangement" and "commitment." We reiterated our request to see your draft of a Supplemental Indenture designed to facilitate your proposed transaction, together with written evidence of the concurrence of a majority in principal amount of the Noteholders. We were told we could expect our requests to be satisfied by August 20th.

Today is August 21st. We have not received the evidence of your authority that we requested.

Notwithstanding the attractive price per share that you said you were willing to offer, your proposed transaction does raise problems for the Special Committee. We are disinclined to guarantee election to the board of a representative of the company's most significant group of creditors, particularly in view of the likely need to negotiate a restructuring of that credit. Also, we are uncomfortable with your assertion that a mere majority in interest of the Notes has the power under the Indenture to modify adversely every Noteholder's change-of-control redemption right.

Perhaps we could find solutions to these problems if your proposed transaction were otherwise achievable. Unfortunately, because of your apparent inability to satisfy one of the express conditions of your own proposal, you lack credibility with us. Accordingly, we have determined to reject your proposal unless our counsel receives from yours, by 5:00 p.m., Eastern time, on Friday, August 24th, the form of Supplemental Indenture and written evidence of authority requested twice previously. Should you desire to have any further contact with us before then, you may of course reach us through counsel.

                                       Very truly yours,

                                       /s/ Bobby G. Holman

                                       Bobby G. Holman
                                         on behalf of the
                                         Special Committee

cc:      Foley & Lardner
         150 West Jefferson Avenue
         Suite 1000
         Detroit, MI 48226-4416
         Attention: Patrick Daugherty, Esq.




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